August 31, 2022

Nasreen Mohammed

Adam Phippen

Ryan Lichtenfels

Erin Jaskot

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BIMI International Medical Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 File No. 001-34890

 Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated July 12, 2022 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 10-K for the year ended December 31, 2021 filed by BIMI International Medical Inc. (the “Company”).

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response. Disclosure changes made in response to the Staff’s comments have been made in the amendment No. 1 to the Form 10-K for the year ended December 31, 2021), which is being filed to the Commission contemporaneously with the submission of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”)

Item 1. Business, page 1

1.	Please disclose prominently that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Additionally, your disclosure should also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, we have provided the requested disclosure in Item 1 of the Form 10-K.

2.	Provide prominent disclosure about the legal and operational risks associated with beingbased in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, we have provided the requested disclosure relating to the legal and operational risks associated with being based in China.

3.	We note your disclosure about the Holding Foreign Companies Accountable Act (“HFCAA”); please also discuss the Accelerating HFCAA. Additionally, please include a cross-reference to a revised risk factor that discusses in detail the inspection time frames under both the HFCAA and Accelerating HFCAA.

In response to the Staff’s comment, we have supplemented our disclosure to discuss the Accelerating HFCAA and provided a cross-reference to a revised risk factor that discusses in detail the inspection time frames under both the HFCAA and Accelerating HFCAA.

4.	Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your company, including your subsidiaries, to the holding company and U.S. investors. Provide cross-references to the condensed consolidating schedule

In response to the Staff’s comment, we have provided the requested description and cross- references.

5.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your risk factor section, as well.

In response to the Staff’s comment, we have supplemented our disclosure with respect to cash transfers and provided the requested cross- reference.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in your business section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, we have provided the requested information with respect to our cash management.

7.	Please amend your disclosure here and in the risk factors section to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

In response to the Staff’s comment, we have revised the disclosure.

8.	In your diagram of the company’s corporate structure, please identify the person or entity that owns the equity in each depicted entity, including BIMI International Medical Inc. Please also indicate the jurisdiction of incorporation for each entity, and clearly indicate which operate in Hong Kong or the PRC. Please identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, we have revised the diagram to provide the requested information.

9.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, we have provided the requested information.

10.	Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have provided the requested disclosure.

11.	Please revise to affirmatively state, if true, that you do not use a VIE structure.

In response to the Staff’s comment, we have affirmatively stated that we do not use a VIE structure.

Item 1A. Risk Factors, page 14

12.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have included separate risk factors incorporating the requested disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies
Goodwill, page 41

13.	We note for the year ended December 31, 2021, you recorded impairment of goodwill of$26.1 million due to the pandemic and lockdowns. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or disclose that the fair value of your reporting units are substantially in excess of carrying value and are not at risk of failing. For each reporting unit at risk of failing, disclose the following:

a.	the percentage by which fair value exceeded carrying value at the date of the most recent test;
b.	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
c.	a discussion of the degree of uncertainty associated with the assumptions; and
d.	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(b)(3) of Regulation S-K.

In response to the Staff’s comment, we have provided the requested information.

Results of Operations

Operating expenses, page 45

14.	You identify what is included in operating expenses but provide no comparative discussion. Please revise. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure to provide the requested information.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

15.	Please present impairment loss of goodwill as an operating expense in your calculation of loss from operations.

In response to the Staff’s comment, we have presented the impairment loss of goodwill as an operating expense in the calculation of loss from operations.

16.	We note your disclosure on page 45 that operating expenses include amortization of convertible notes. Please reclassify this amortization to non-operating expense.

In response to the Staff’s comment, we have reclassified the amortization to a non-operating expense.

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies Inventories, page F-12

17.	We note your policy that inventories are stated at the lower of cost or market value. Market value is defined as “the middle (the second highest) value among an inventory item’s replacement cost, market ceiling and market floor.” Please explain market ceiling and market floor and discuss how your definition of market value reflects the guidance in ASC 330.

In response to the Staff’s comment, we have revised our disclosure.

Revenue recognition, page F-14

18.	Please disclose sufficient information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of each material revenue stream. Refer to ASC 606-10-50.

In response to the Staff’s comment, we have revised our disclosure.

Note 4. The Acquisition of the Guanzan Group, page F-19

19.	For this acquisition and the acquisitions disclosed in subsequent notes, please reconcile the consideration disclosed to the total net assets acquired.

In response to the Staff’s comment, we have reconciled the consideration disclosed for the acquisition of the Guanzan Group to the total net assets acquired. For all the subsequent acquisitions, as the future achievement of the targets was uncertain, the total acquired consideration at the acquisition date was calculated based on the value of the closing payment without taking into consideration any potential future payments based on performance. We did not reconcile the consideration disclosed for the other disclosed acquisitions. As the future performance of such acquisitions were uncertain. Accordingly, the total acquired consideration at the acquisition date and at December 31, 2021 for such acquisitions was calculated based on the value of the closing payment for each acquisition without taking into consideration any potential future payments based on performance.

8. The Acquisition of Zhuoda, page F-23

20.	We note you completed the acquisition of Zhuoda on October 8, 2021. You state the purchase price was approximately $11.4M payable in stock, including contingent consideration of $4.8M based on the performance of Zhuoda in 2022 and 2023. Please explain how you are accounting for this contingent consideration and whether it was considered probable at acquisition date and at December 31, 2021.

In response to the Staff’s comment, we have revised the disclosure.

Loans, page F-30

21.	Please disclose the interest rates and terms of your loans. In addition, disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. Refer to ASC 470-10-50.

In response to the Staff’s comment, we have provided the requested disclosure.

If you have any further questions, please do not hesitate to contact our counsel, Ms. Pang Zhang -Whitaker of Carter Ledyard & Milburn LLP at 212-238-8844.

Very truly yours,

BIMI International Medical Inc.

By:	/s/ Tiewi Song
Chief Executive Officer